CINERGY CORP. UNION EMPLOYEES'
                             SAVINGS INCENTIVE PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                                      AS OF

                           DECEMBER 31, 1998 AND 1997


                                  TOGETHER WITH

                                AUDITORS' REPORT

                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

                        Financial Statements And Exhibits

                                                                        Page No.

(a)  Financial Statements

     Report of Independent Public Accountants                              3

     Statement of Net Assets Available for Benefits,
       with Fund Information, as of December 31, 1998                     4-5

     Statement of Net Assets Available for Benefits, with
       Fund Information, as of December 31, 1997                           6

     Statement of Changes in Net Assets Available for Benefits,
     with Fund Information, for the Year Ended December 31,
     1998                                                                 7-8

     Notes to Financial Statements 9-14

     Financial Statement Schedules (As required by the Employee
       Retirement Income Security Act):

             Schedule I - Schedule of Assets Held for
               Investment Purposes - December 31, 1998                    15

             Schedule II - Schedule of Reportable Transactions
               for the Year Ended December 31, 1998                       16

(b)  Exhibit 23 - Consent of Independent Public Accountants

                    Report of Independent Public Accountants


To the Plan Administrator of the
     Cinergy Corp. Union Employees' Savings Incentive Plan:

         We have audited the accompanying statements of net assets available for benefits, with fund information, of the CINERGY CORP. UNION EMPLOYEES' SAVINGS INCENTIVE PLAN (formerly the Cincinnati Gas and Electric Co. Savings Incentive
Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedules I and II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                             ARTHUR ANDERSEN LLP

Cincinnati, Ohio,
     June 24, 1999


                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

      Statement of Net Assets Available for Benefits, with Fund Information
                             As of December 31, 1998
                                  (Page 1 of 2)


                                                                  Participant Directed
                                          Fidelity                   Fidelity                 Fidelity     Fidelity
                             Fidelity      Equity-      Fidelity     U.S. Bond   Fidelity    Diversified    Freedom   Fidelity
                             Magellan      Income     Intermediate     Index    Low Priced  International   Income     Freedom
                               Fund         Fund        Bond Fund      Fund     Stock Fund      Fund         Fund     2000 Fund

Investments, at fair value:
   Shares of registered
     investment companies   $15,024,006  $19,164,991      $ -       $2,742,940  $1,816,409    $699,407     $232,457  $1,113,781
   Common stock                    -            -           -             -           -           -            -           -
   Participant loans               -            -           -             -           -           -            -           -
         Total investments   15,024,006   19,164,991        -        2,742,940   1,816,409     699,407      232,457   1,113,781
Receivables:
   Employer's contribution         -            -           -             -           -           -            -           -
          Total receivables        -            -           -             -           -           -            -           -
Net assets available for
  benefits                  $15,024,006  $19,164,991      $ -       $2,742,940  $1,816,409    $699,407     $232,457  $1,113,781




The accompanying notes are an integral part of these financial statements.




                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

      Statement of Net Assets Available for Benefits, with Fund Information
                             As of December 31, 1998
                                  (Page 2 of 2)



                                    Participant Directed                                               Non-
                                                                                                    Participant
                                                                                                      Directed
                                                              Fidelity
                                                             Retirement
                            Fidelity   Fidelity   Fidelity     Money      Cinergy                     Cinergy
                            Freedom    Freedom    Freedom      Market     Common     Participant       Common
                            2010 Fund  2020 Fund  2030 Fund     Fund     Stock Fund   Loan Fund      Stock Fund        Total
Investments, at fair value:
   Shares of registered
     investment companies   $513,937   $255,660   $138,170   $3,493,125  $       -     $      -      $      -      $ 45,194,883
   Common stock                 -          -          -            -       88,220,156         -       50,240,498    138,460,654
   Participant loans            -          -          -            -             -       8,099,412          -         8,099,412

         Total investments   513,937    255,660    138,170    3,493,125    88,220,156    8,099,412    50,240,498    191,754,949
Receivables:
   Employer's contribution      -          -          -            -             -            -        1,370,842      1,370,842
          Total receivables     -          -          -            -             -            -        1,370,842      1,370,842
Net assets available for
   benefits                 $513,937   $255,660   $138,170   $3,493,125   $88,220,156   $8,099,412   $51,611,340   $193,125,791




The accompanying notes are an integral part of these financial statements.




                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

      Statement of Net Assets Available for Benefits, with Fund Information
                             As of December 31, 1997



                                                      Participant Directed
                                         Fidelity                 Fidelity    Fidelity      Fidelity
                             Fidelity    Equity-       Fidelity  Low-Priced  Diversified   Retirement
                             Magellan    Income      Intermediate  Stock     Intenational    Money
                               Fund       Fund         Bond Fund   Fund        Fund       Market Fund
   Investments, at fair
     value: Shares of
       registered investment
         companies          $8,344,841  $16,571,031  $1,643,579  $1,384,880   $405,471   $3,080,090
   Common stock                   -            -           -           -          -            -
   Participant loans              -            -           -           -          -            -
         Total investments   8,344,841   16,571,031   1,643,579   1,384,880    405,471    3,080,090

Receivables:
   Employer's contribution        -            -           -           -          -            -
   Participants'contribution    34,370       40,040       5,541       6,955      2,338       14,069
          Total receivables     34,370       40,040       5,541       6,955      2,338       14,069
Net assets available for
  benefits                  $8,379,211  $16,611,071  $1,649,120  $1,391,835   $407,809   $3,094,159




The accompanying notes are an integral part of these financial statements.




                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

 Statement of Net Assets Available for Benefits, with Fund Information (Continued)
                             As of December 31, 1997


                                                              Non-
                                                           Participant
                                   Participant Directed     Directed


                                 Cinergy                     Cinergy
                                 Common       Participant    Common
                                Stock Fund     Loan Fund   Stock Fund       Total
ASSETS
   Investments, at fair
     value: Shares of
       registered investment
         companies              $      -      $    -       $      -     $ 31,429,892
   Common stock                  99,868,069        -        51,579,542   151,447,611
   Participant loans                   -      7,312,212           -        7,312,212
         Total investments       99,868,069   7,312,212     51,579,542   190,189,715

Receivables:
   Employer's contribution             -           -            96,050        96,050
   Participants'contribution        431,927        -              -          535,240
          Total receivables         431,927        -            96,050       631,290
Net assets available for
  benefits                     $100,299,996  $7,312,212    $51,675,592  $190,821,005




The accompanying notes are an integral part of these financial statements.






                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

 Statement of Changes in Net Assets Available for Benefits, with Fund Information
                      For the Year Ended December 31, 1998
                                  (Page 1 of 2)

                                                                     Participant Directed
                                          Fidelity                                             Fidelity    Fidelity
                            Fidelity       Equity-      Fidelity     Fidelity    Fidelity     Diversified   Freedom    Fidelity
                            Magellan       Income     Intermediate   U.S. Bond  Low-Priced   International  Income      Freedom
                              Fund          Fund       Bond Fund    Index Fund  Stock Fund       Fund        Fund      2000 Fund
Additions to net assets:
Investment income:
  Net appreciation
    (depreciation) in
    fair value of
    investment             $2,828,054    $1,018,398      $17,757      $21,690    $(129,811)     $52,744     $ 5,673     $36,026
  Interest                       -             -            -            -            -            -           -           -
    Dividends                 627,942     1,054,634        4,245      128,588      142,952       25,927       7,128      43,433
                            3,455,996     2,073,032       22,002      150,278       13,141       78,671      12,801      79,459
Contributions:
  Participants'             1,211,691     1,273,364        2,699      178,958      225,527      100,343       4,145      28,623
  Employer's                     -             -            -            -            -            -           -           -
  Rollovers                       940           307         -            -            -            -           -           -

                            1,212,631     1,273,671        2,699      178,958      225,527      100,343       4,145      28,623
Total additions             4,668,627     3,346,703       24,701      329,236      238,668      179,014      16,946     108,082

Deductions from net assets:
  Benefits paid to
  participants                564,963     1,022,814        3,445      175,711        8,144      117,301          13      19,387
Total deductions              564,963     1,022,814        3,445      175,711        8,144      117,301          13      19,387
Net increase/(decrease)
  prior to transfers        4,103,664     2,323,889       21,256      153,525      230,524       61,713      16,933      88,695
Interfund transfers         2,403,312        13,476   (1,670,376)   2,574,645      210,403      229,008     215,524   1,025,086
Interplan transfers           137,819       216,555         -          14,770      (16,353)         877        -           -

Net increase (decrease)     6,644,795     2,553,920   (1,649,120)   2,742,940      424,574      291,598     232,457   1,113,781
Net assets available for
  benefits:

  Beginning of year         8,379,211    16,611,071    1,649,120         -       1,391,835      407,809        -           -
  End of year             $15,024,006   $19,164,991   $     -      $2,742,940   $1,816,409     $699,407    $232,457  $1,113,781



The accompanying notes are an integral part of these financial statements.






                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

 Statement of Changes in Net Assets Available for Benefits, with Fund Information
                      For the Year Ended December 31, 1998
                                  (Page 2 of 2)
                                                                                                         Non-
                                                                                                      Participant
                                                   Participant Directed                                Directed
                                                               Fidelity
                                                              Retirement
                             Fidelity   Fidelity   Fidelity      Money       Cinergy                   Cinergy
                              Freedom    Freedom    Freedom     Market       Common      Participant    Common
                             2010 Fund  2020 Fund  2030 Fund     Fund      Stock Fund     Loan Fund   Stock Fund       Total
Additions to net assets:
Investment income:
    Net appreciation
      (depreciation) in fair
      value of investments   $ 27,568   $ 29,582   $  7,056   $     -     $ (9,967,111)  $     -     $(4,617,162)   $(10,669,536)
    Interest                     -          -                       -             -         668,840         -            668,840
    Dividends                  17,020      7,870      3,417      153,488     4,678,985                 2,438,513       9,334,142
                               44,588     37,452     10,473      153,488    (5,288,126)     668,840   (2,178,649)       (666,554)
Contributions:
    Participants'              24,176     33,168     20,237      405,217     4,999,516         -            -          8,507,664
    Employer's                   -          -          -            -             -            -       4,179,911       4,179,911
    Rollovers                    -          -          -             211          -            -            -              1,458
                               24,176     33,168     20,237      405,428     4,999,516         -       4,179,911      12,689,033
Total additions                68,764     70,620     30,710      558,916      (288,610)     668,840    2,001,262      12,022,479

Deductions from net assets:
    Benefits paid to
      participants                 26         40         12    1,290,823     4,493,589      225,494     2,017,591      9,939,353
Total deductions                   26         40         12    1,290,823     4,493,589      225,494     2,017,591      9,939,353
Net increase/(decrease) prior
  to transfers                 68,738     70,580     30,698     (731,907)   (4,782,199)     443,346       (16,329)     2,083,126
Interfund transfers           445,199    185,080    107,472    1,128,678    (7,250,322)     382,815          -              -
Interplan transfers              -          -          -           2,195       (47,319)     (38,961)      (47,923)       221,660

Net increase (decrease)       513,937    255,660    138,170      398,966   (12,079,840)     787,200       (64,252)     2,304,786
Net assets available for
  benefits:

   Beginning of year             -          -          -       3,094,159   100,299,996    7,312,212    51,675,592    190,821,005
   End of year               $513,937   $255,660   $138,170   $3,493,125 $  88,220,156   $8,099,412   $51,611,340   $193,125,791



The accompanying notes are an integral part of these financial statements.

                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan


                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)  Plan Description-

     (a) General--The Cinergy Corp. Union Employees' Savings Incentive Plan (the Plan) is a defined contribution plan covering all weekly or hourly paid employees of Cinergy Corp.'s subsidiaries (collectively "the Company") who are represented by the following collective bargaining organizations:

             *   The Independent Utilities Union
             *   The International Brotherhood of Electrical Workers, Local 1347
             *   The United Steelworkers of America, Local 12049 and Local 14214

          The Plan is administered by the Cinergy Benefits Committee and trusteed by Fidelity Management Trust Company. The administrative expenses are paid by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan Document and the related Trust Agreement, including the defined terms, for more complete information of the Plan's provisions.

          The Cinergy Corp. Union Employees' Savings Incentive Plan was formerly the Cincinnati Gas and Electric Company Savings Incentive Plan. The Plan's name change was effective January 1, 1998.

     (b) Contributions--Under the Plan, participants may contribute up to 15% of annual pretax compensation, as defined in the Plan. In addition, a participant may make optional contributions to the Plan which, when combined with salary deferrals, may not exceed 15% of base pay. Salary deferrals and optional contributions are subject to certain limitations. The salary deferrals and optional contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.

          The Company matches 60% of the first 5% of base pay contributed by each participant. An additional incentive match of up to 40% of the first 5% of base pay that a participant contributes may be contributed at the discretion of the Company's board of directors. For those employees who do not contribute to the Plan, the Company contributes an incentive match assuming the employee contributed 1% of base pay. All employer contributions are invested by the trustee in the Cinergy Common Stock Fund. The employer contributions must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown in the accompanying financial statements as "Non-Participant Directed" funds until the employee elects to transfer the funds to another investment option.

          Participants are immediately vested in all contributions and earnings thereon.

     (c) Payment of Benefits--Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment (including retirement), death, or disability. Distributions are paid in a lump sum for vested benefits of $3,500 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $3,500. Active participants are also eligible to apply to the Plan administrator for "hardship withdrawals from their salary deferral account in accordance with Plan provisions.


     (d) Participant Loans--Subject to certain limitations, participants may apply for loans from their salary deferral account balances. Such loans are reflected in the Participant Loan Fund in the accompanying financial statements. Interest on the loans is set at the prime rate plus1/2% at the time of borrowing and are secured by the balance in the participant's account. The loans are to be repaid within 54 months through regular payroll deductions.

(2)  Significant Accounting Policies-

     (a) Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

     (b) Investment Valuation and Income Recognition--Investments are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Transfers of assets between the Plan and the Cinergy Employees' 401(k) Plan occur as a result of changes in employee status between the weekly and hourly paid classification and the executive, supervisory, administrative, and professional classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

          A participant may elect or change investment funds and/or the percentages in which contributions will be allocated at any time.

          The following investments exceed 5% of total net assets available for benefits at December 31, 1998 and 1997:

                                                1998                   1997
          Cinergy Common Stock Fund         $138,460,654           $151,447,611
          Fidelity Magellan Fund              15,024,006*             8,344,841*
          Fidelity Equity Income Fund         19,164,991*            16,571,031

          *   represents less than 5% of total net assets

     (c) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (d)  Payment of Benefits--Benefits are recorded when paid.


     (3)  Investment Options-

          Upon enrollment or re-enrollment, participants direct that their contributions (i.e., non-Company match contributions), including any rollover contributions, be invested in one or more of the following investment options:

          *    Fidelity Magellan Fund

               The Fidelity Magellan Fund invests mainly in equity securities of domestic and foreign issuers that offer potential for growth with the principal purpose of seeking maximum appreciation in value.

          *    Fidelity Equity-Income Fund

               The Fidelity Equity-Income Fund invests mainly in income producing equity securities with the principal purpose of earning reasonable income while considering the potential for capital appreciation.

          *    Fidelity U.S. Bond Index Fund

               The Fidelity U.S. Bond Index Fund invests in securities that include obligations of the U.S. Treasury, U.S. Agencies, corporations, mortgage-backed obligations and U.S. dollar-denominated obligations of foreign governments with the principal purpose of seeking current income consistent with the presentation of capital.

          *    Fidelity Low-Priced Stock Fund

               The Fidelity Low-Priced Stock Fund invests primarily in the stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth with the principal purpose of seeking out stocks of smaller companies with per share prices of $35 or less.

          *    Fidelity Diversified International Fund

               The Fidelity Diversified International Fund invests primarily in stocks of foreign issuers with the principal purpose of seeking out stocks that are undervalued compared to industry norms in their countries.

          *    Fidelity Freedom Income Fund

               The Fidelity Freedom Income Fund's goal is to seek high current income and, as a secondary objective, capital appreciation through a combination of investing in equity, fixed-income and money market funds managed by Fidelity Investments.

          *    Fidelity Freedom 2000, 2010, 2020 and 2030 Funds

               Each of the Fidelity Freedom 2000, 2010, 2020 and 2030 funds seek high total return. Each fund seeks to achieve this goal by investing in a combination of equity, fixed-income and money market funds managed by Fidelity Investments. These funds are targeted to investors expected to retire near the date specified in the fund name.

          *    Fidelity Retirement Money Market Fund

               The Fidelity Retirement Money Market Fund invests in high quality money market instruments including certificates of deposit, commercial paper, short-term corporate and U.S. Government obligations and bankers' acceptance issued by major banks. The purpose of the fund is to seek high money market yields while maintaining preservation of capital.

          *    Cinergy Common Stock Fund

               The Cinergy Common Stock Fund invests in common stock of Cinergy Corp.

          Previously, participants could direct their contributions to the Fidelity Intermediate Bond Fund. During 1998, the Plan administrator eliminated this fund as an investment option. Participants invested in this fund were able to redirect their investment elections to any one or more of the above investment options.


(4)  Federal Income Tax Status-

     The Internal Revenue Service has determined and informed the Plan by letter dated January 5, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(5)  Reconciliation of Financial Statements to Form 5500-

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                            December 31,

                                                        1998           1997

     Net Assets per the financial statements        $193,125,791   $190,821,005
     Amounts allocated to withdrawing participants      (162,413)      (315,945)
     Net assets per Form 5500                       $192,963,378   $190,505,060


     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                 Year Ended
                                                                 December 31,
                                                                    1998
    Benefits paid to participants per the financial
      statements                                                  $9,939,353
    Add:  Amounts allocated to withdrawing participants
      at December 31, 1998                                           162,413
    Less:  Amounts allocated to withdrawing participants at
      December 31, 1997                                             (315,945)
    Benefits paid to participants per Form 5500                   $9,785,821


     Amounts allocated to withdrawing participants are recorded on Form 5500 for distributions that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


(6)  Plan Termination-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


(7)  Related Party Transactions-

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the Trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. The Cinergy Corp. Common Stock Fund holds common stock of the plan administrator as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. Finally, the Participant Loan Fund hold loans from participants in the Plan and therefore, these transactions qualify as party-in-interest transactions.



                                                                      SCHEDULE I
                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

                                 EIN: 31-0240030
                                Plan Number: 002

           Item 27a - Schedule of Assets Held For Investment Purposes
                                December 31, 1998
                                                     Description of Investment, Including
               Identity of Issuer, Borrower,      Including Maturity Date, Rate of Interest,
                 Lessor, or Similar Party            Collateral, and Par or Maturity Value       Cost              Current Value

*      Cinergy Corp.                              Common Stock                                $91,762,485          $138,460,654
*      Fidelity Investments                       Magellan Fund                                11,815,981            15,024,006
*      Fidelity Investments                       Equity Income Fund                           15,051,131            19,164,991
*      Fidelity Investments                       U.S. Bond Index Fund                          2,719,252             2,742,940
*      Fidelity Investments                       Low-Priced Stock Fund                         1,994,344             1,816,409
*      Fidelity Investments                       Diversified International Stock Fund            690,117               699,407
*      Fidelity Investments                       Freedom Income Fund                             226,917               232,457
*      Fidelity Investments                       Freedom 2000 Fund                             1,077,399             1,113,781
*      Fidelity Investments                       Freedom 2010 Fund                               485,103               513,937
*      Fidelity Investments                       Freedom 2020 Fund                               238,821               255,660
*      Fidelity Investments                       Freedom 2030 Fund                               129,182               138,170
*      Fidelity Investments                       Retirement Money Market Fund                  3,493,125             3,493,125
*      Various plan participants                  Participant loans (interest rates ranging
                                                    from 6.50-9.50%)                            8,099,412             8,099,412
                 Total assets held for investment
                 purposes                                                                    $137,783,269          $191,754,949

*      Denotes a party-in-interest




                                                                     SCHEDULE II


                         Cinergy Corp. Union Employees'
                             Savings Incentive Plan

                                 EIN: 31-0240030
                                Plan Number: 002

                 Item 27d - Schedule of Reportable Transactions
                      For The Year Ended December 31, 1998

                                                                                               Expenses
                                                                                               Incurred
 Identity of Party                                                                               with          Cost
      Involved            Identity of Securities       Purchase Price (A)   Sales Price (A)   Transaction    of Assets     Net Gain

Cinergy Corp            Cinergy Common Stock Fund         $26,938,209         $25,340,894          -        $18,380,298   $6,960,596

Fidelity Investments    Fidelity Equity-Income Fund         6,033,956           4,458,394          -          3,673,787      784,607

Fidelity Investments    Fidelity Retirement Money
                          Market Fund                       5,704,750           5,291,715          -          5,291,715         -

Fidelity Investments    Fidelity Magellan Fund              8,516,142           4,665,031          -          4,224,536      440,495



(A)  The current value of all assets acquired or disposed of, at the time of the acquisition or disposition, is equal to the purchase price or selling price, respectively.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         CINERGY CORP. UNION EMPLOYEES'
                             SAVINGS INCENTIVE PLAN


                              By/s/RICHARD L. BOND
                                 Richard L. Bond
                               Plan Administrator




June 28, 1999

                                                                      Exhibit 23



                    Consent Of Independent Public Accountants


As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 24, 1999 included in the Annual Report on Form 11-K for the year ended December 31, 1998 of the Cinergy Corp. Union Employees' Savings Incentive Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-55293.



                                                             ARTHUR ANDERSEN LLP


Cincinnati, Ohio
June 24, 1999